As Filed with the Securities and Exchange Commission on October 15, 2004.
                                                    Registration No.  333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts
                                   ----------

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                               Russian Federation
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784

    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------
                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784

    (Address, including zip code, and telephone number, including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466

                           |X| immediately upon filing
                             | | on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares,
                          check the following box. | |

                         CALCULATION OF REGISTRATION FEE

================================================================================================================================
                                                                           Proposed maximum     Proposed maximum      Amount of
          Title of each class of                            Amount         Aggregate price          aggregate        registration
       Securities to be registered                     to be registered       per unit (1)       offering price (1)      fee
--------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American         100,000,000             $.05              $5,000,000          $633.50
Depositary   Receipts,   each  American  Depositary        American
Share evidencing three-quarters (3/4) of an ordinary      Depositary
share of Open Joint Stock Company "Vimpel-                  Shares
Communications" (the "Shares").
================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to the Depositary Shares registered under Registration Statement on Form F-6 (Nos. 333-5708 and 333-12314) previously filed by the registrant.

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(a) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

         Item Number and Caption                            Location in Form of
                                                            American Depositary Receipt
                                                            Filed Herewith as Prospectus

(1)      Name and address of Depositary                     Introductory Paragraph

(2)      Title of American Depositary Receipts              Face of American Depositary Receipt, top center
         and identity of deposited securities

         Terms of Deposit:

(i)      The amount of deposited securities                 Face of American Depositary Receipt - upper right
         represented by one unit of American                corner
         Depositary Shares

(ii)     The procedure for voting, if any, the              Paragraphs (15) and (16)
         deposited securities

(iii)    The collection and distribution of                 Paragraphs (12), (14) and (15)
         dividends

(iv)     The transmission of notices, reports               Paragraphs (11), (15) and (16)
         and proxy soliciting material

(v)      The sale or exercise of rights                     Paragraph (13)

(vi)     The deposit or sale of securities                  Paragraphs (12) and (17)
         resulting from dividends, splits or
         plans of reorganization

(vii)    Amendment, extension or termination of             Paragraphs (20) and (21)
         the Deposit Agreement

(viii)   Rights of holders of receipts to                   Paragraph  (11)
         inspect the transfer books of the
         Depositary and the list of holders
         of receipts

(ix)     Restrictions upon the right to deposit             Paragraphs (2), (3), (4), (5), (6) and (8)
         or withdraw the underlying securities

         Item Number and Caption                            Location in Form of
                                                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
(x)      Limitation upon the liability of the               Paragraphs (13) and (18)
         Depositary

(3)      Fees and Charges                                   Paragraph (7)

Item 2. Available Information

         Item Number and Caption                            Location in Form of
                                                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
2(a)     Statement that Open Joint Stock Company            Paragraph (11)
         "Vimpel-Communications" is subject to the
         periodic reporting requirements of the
         Securities Exchange Act of 1934 and,
         accordingly,  files certain  reports with the
         Commission and that such reports can be
         inspected by holders of American
         Depositary Receipts and copied at public
         reference facilities maintained by the
         Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      *(1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of November 20, 1996, among Open Joint Stock Company "Vimpel-Communications" (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.


----------
* Incorporated by reference to Form F-6 Registration Statement No. 333-5708 filed by the Registrant with the Commission

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of November 20, 1996, among Open Joint Stock Company "Vimpel-Communications", The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on October 15, 2004.

                                                    By: THE BANK OF NEW YORK,
                                                           as Depositary

                                                    By: \s\ David S. Stueber
                                                        --------------------
                                                        Name:  David S. Stueber
                                                        Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, Open Joint Stock Company "Vimpel-Communications" has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Russian Federation on October 15, 2004.

                                            OPEN JOINT STOCK COMPANY "VIMPEL-
                                            COMMUNICATIONS"

                                            By: \s\ Alexander V. Izosimov
                                                ------------------------------
                                                Name: Alexander V. Izosimov
                                                Title: Chief Executive Officer

      Each of the undersigned hereby constitutes and appoints Alexander V. Izosimov his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this
Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on October 15, 2004.

Name                                              Title
----                                              -----

\s\ Alexander V. Izosimov                         Chief Executive Officer
-------------------------                         (Principal Executive Officer)
Alexander V. Izosimov

\s\ Elena A. Shmatova                             Chief Financial Officer
-------------------------                         (Principal Financial Officer)
Elena A. Shmatova

\s\ Dmitry A. Steshchenko                         Chief Accounting Officer
-------------------------                         (Principal Accounting Officer)
Dmitry A. Steshchenko

\s\ Jo Lunder                                     Chairman of the Board
-------------------------
Jo Lunder

\s\ Mikhail M. Fridman                            Member of the Board
-------------------------
Mikhail M. Fridman

\s\ Pavel V. Kulikov                              Member of the Board
-------------------------
Pavel V. Kulikov

Name                                              Title
----                                              -----

\s\ Alexey M. Reznikovich                         Member of the Board
-------------------------
Alexey M. Reznikovich

_________________________                         Member of the Board
Henrik Torgersen

_________________________                         Member of the Board
Alexander Sozonoff

_________________________                         Member of the Board
Terje Thon

\s\ Natalia S. Tsukanova                          Member of the Board
-------------------------
Natalia S. Tsukanova

_________________________                         Member of the Board
Arve Johansen

\s\ David S. Stueber              Authorized Representative in the United States
-------------------------
The Bank of New York
By: David S. Stueber
    Managing Director

                                INDEX TO EXHIBITS

Exhibit
 Number
-------

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)   Certification under Rule 466.